November 8, 2022

VIA EDGAR TRANSMISSION AND FEDEX

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Joseph Cascarano
Robert Littlepage
Patrick Faller
Jeff Kauten

Re:	Snail, Inc. Registration Statement on Form S-1 Registration No. 333-267483

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-267483) (the “Registration Statement”) of Snail, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 P.M. Eastern Time on Wednesday, November 9, 2022, or as soon as practicable thereafter, or at such other time as our legal counsel, Davis Polk & Wardwell LLP, may request by a telephone call to the staff of the U.S. Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Byron B. Rooney at (212) 450-4658.

[Signature page follows]

Very truly yours,

Snail, Inc.

By:
/s/ Jim S. Tsai
Name: Jim S. Tsai
Title: Chief Executive Officer

[Signature Page to Acceleration Request]